                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 6)

                          OPHTHALMIC IMAGING SYSTEMS
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                    683737
                                (CUSIP Number)

                          Premier Laser Systems, Inc.
                             Attn: Colette Cozean
                                3 Morgan Avenue
                               Irvine, CA 92718

                                with a copy to:

                            Peter J. Tennyson, Esq.
                           William J. Simpson, Esq.
                     Paul, Hastings, Janofsky & Walker LLP
                       695 Town Center Drive, 17th Floor
                         Costa Mesa, California 92626
                                (714) 668-6200

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 13, 1998
                     (Date of Event Which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

------------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)

                        (Continued on following pages)
CUSIP No. 683737                     13D                       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     PREMIER LASER SYSTEMS, INC.
     33-0472684

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           a[ ]
                                                           b[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA

NUMBER OF        7.   SOLE VOTING POWER
SHARES
BENEFICIALLY          2,131,758
OWNED BY
EACH             8.   SHARED VOTING POWER
REPORTING
PERSON                        0
WITH
                 9.   SOLE DISPOSITIVE POWER

                      2,131,758

                 10.  SHARED DISPOSITIVE POWER

                              0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,131,758

CUSIP No. 683737                13D                           Page 3 of 5 Pages


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

     N/A

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF July 14, 1998.

14.  TYPE OF PERSON REPORTING

     CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                               Page 4 of 5 pages

                          OPHTHALMIC IMAGING SYSTEMS
                                 Common Stock

                                 SCHEDULE 13D

         This Amendment No. 6 (the "Amendment") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 5, 1998, by Amendment No. 2 to the Original Schedule 13D filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998 and by Amendment No. 5 filed with the Commission on August 14, 1998, with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares") of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On August 13, 1998, Premier extended a restructuring proposal (the "Proposal") to the Board of Directors of OISI to replace the terms of the current Acquisition Agreement between the parties. Under the Proposal, Premier offered to (i) lend OISI an additional $500,000 as certain business milestones are achieved by OISI, (ii) negotiate a joint operating plan leading to the integration of certain OISI and Premier operations and (iii) grant OISI the right to negotiate a sale of OISI, provided Premier receives a certain minimum amount in the transaction. In return, Premier requested (i) a pre-emptive right allowing Premier to maintain a 51% ownership interest in OISI, (ii) that, on a going forward basis, OISI only issue shares of OISI common stock for cash consideration, and (iii) the right to acquire OISI in a transaction involving cash and/or stock at a price of $2.10 per share, which right may be exercised on or before August 21, 1999, subject to the exercise by the OISI Board of their fiduciary duty. As an alternative to the Proposal and as a replacement to the current Acquisition Agreement, Premier offered to reduce by $500,000 the debt owed to Premier by OISI if OISI agreed to promptly repay the remaining outstanding debt owed to Premier by OISI. A copy of the Proposal and cover memorandum is attached as an exhibit hereto and is hereby incorporated by reference.

         The Proposal was not acceptable to the OISI Board of Directors, and negotiations between the parties are continuing.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 6.

Item 7.  Material to be Filed as Exhibits.

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.13 Proposal and cover memorandum to Board of Directors of OISI dated August 13, 1998.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 20, 1998

                                         PREMIER LASER SYSTEMS, INC.


                                         By:  /s/CHARLES J. OLSON
                                            ------------------------------
                                            Name: Charles J. Olson
                                            Title: Chief Financial Officer